FORETHOUGHT LIFE INSURANCE COMPANY

Sarah M. Patterson
Vice President and Assistant General Counsel
Law Department
Direct Dial: (860) 325-1538
Fax: (800) 325-1539

March 26, 2015

Ms. Deborah D. Skeens

Senior Counsel

Securities and Exchange Commission

Disclosure Review Office

100 F Street, N.E.

Washington, D.C.  20549-8629

Re:	Forethought Life Insurance Company Separate Account A
File Nos. 333-182946, 333-191097, 333-193535; 811-22726

Dear Ms. Skeens:

Thank you for your comments on March 20, 2015 regarding our 485APOS filings for the above-referenced file numbers.  Below please find our response following your comments in bold, italics.  Page numbers refer to the courtesy copy of the registration statement provided to the staff.

General

1.              COMMENT:  Please confirm that all missing information, including the financial statements and all exhibits, will be filed by a pre-effective amendment to the registration statement.

RESPONSE:  Registrant confirms that all missing information, including financial statements and exhibits, will be filed by a pre-effective amendment to the registration.

2.              COMMENT:  Please review and revise the prospectus where necessary so as to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933 Act. See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

RESPONSE:  Agreed.  Registrant has reviewed the prospectus and believes the prospectus is in compliance with the Commission’s plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933.

3.              COMMENT:  Glossary/ “Investment Restrictions” (p. 54 for ForeRetirement/Huntington ForeRetirement; p. 52 for ForeRetirement Foundation; p. 48 for ForeRetirement II): Please identify the “other investment programs” that may be included as allowable investments.

RESPONSE:  Registrant has removed the reference to “other investment programs.”  Registrant has also revised references to consistently indicate that Investment Restrictions is a defined term and added that definition to the glossary.

Cover Page

4.              COMMENT:  Please disclose the name of each portfolio offered under the contract as opposed to naming each series trust that has one or more portfolios offered under the contract. (If necessary because of the number of portfolios, these may be listed on the inside front cover.)

RESPONSE:  Agreed.  Registrant has disclosed the name of each portfolio offered under the contract to the inside front cover of the prospectus.

Fee Summary

5.              COMMENT:  Total Annual Fund Operating Expenses (p. 5): Please confirm supplementally that the maximum and minimum figures in the underlying portfolio company operating expense table are calculated to include fees and expenses incurred indirectly by the portfolio companies as a result of investment in shares of one or more acquired funds in accordance with Instruction 17(a) to Item 3 of Form N-4. In addition, please insert a closing parenthetical for the phrase beginning “expenses that are deducted….”

RESPONSE:  Agreed.  Registrant confirms the maximum and minimum figures in the underlying portfolio company operating expense table are calculated to include fees and expenses incurred indirectly by the portfolio companies as a result of investment in shares of one or more acquired funds.  Registrant has also inserted the closing parenthetical as indicated in the above comment.

6.              COMMENT:  Example (p. 6): The expense example, when describing the benefits that carry the highest charge, includes “investment[s] in Sub-Accounts that are subject to the Fund Facilitation Fee.” Please confirm supplementally that Sub-Accounts subject to the Fund Facilitation Fee are the most expensive Sub-Accounts.

RESPONSE:  Registrant does not confirm that Sub-Accounts subject to the Fund Facilitation Fee are the most expensive Sub-Accounts.  We currently have a Sub-Account with the maximum Total Annual Fund Operating Expense that exceeds any Sub-Account with the Fund Facilitation Fee.  However, in order to show highest fees, the example assumes there is a Fund Facilitation Fee on the highest priced Sub-Account.  We have revised the sentence in question to read as follows:  “Let’s say, hypothetically, that your annual investment return is 5% and that your fees and expenses today were as high as possible including the election of the highest possible optional charges (i.e., Maximum Daily Value II and Daily 6 Withdrawal Benefit and investment in Sub-Accounts that charge the highest total annual fund operating expenses plus the maximum Fund Facilitation Fee).

Management of the Contract

7.              COMMENT:  The Funds (p. 9): In the third line of the first paragraph on this page, please highlight the sentence that states, “Use of the managed volatility strategy may impact the value of certain guaranteed rider benefits.”

RESPONSE:  Agreed.  The Registrant has highlighted the above referenced sentence in the prospectus.

All Optional Death Benefits

8.              COMMENT:  What happens if you annuitize your Contract?: Please clarify, if accurate, that the death benefit terminates when the contract is annuitized. In addition, please clarify whether annuitization may occur automatically upon the Annuity Commencement Date.

RESPONSE:  Agreed.  Registrant has clarified in each of the optional death benefit sections and in the Annuity Payouts section (p. 25 for ForeRetirement/Huntington; p. 23 for ForeRetirement Foundation; p. 24 for ForeRetirement II) that annuitization will happen automatically on the Annuity Commencement Date and will result in termination of the death benefit.

Optional Withdrawal Benefits

9.              All Optional Withdrawal Benefits:

a.              COMMENT:  What happens if you annuitize your Contract?: Please clarify what the value is that would be annuitized after the Annuity Commencement Date. (That is, is it Contract Value, Withdrawal Base, or the greater of the two, or, alternatively, may an investor continue to receive Lifetime Annual Payments?)

RESPONSE:  Agreed.  Registrant has clarified that the value that annuitizes after the Annuity Commencement Date is the Contract Value.

b.              COMMENT:  Other Information: Please clarify the following statement: “Annuity Payout Options available subsequent to the Annuity Commencement Date may not necessarily provide a stream of income for your lifetime and may be less than Lifetime Annual Payments.”

RESPONSE:  Agreed.  Registrant has clarified that the amount and duration of an annuity payout will depend on the Annuity Payout Option elected.

10.       COMMENT:  Annual Lock Income Benefit/Daily Lock Income Benefit/ Are there restrictions on how much you must invest? (p. 43 and p. 50, respectively for ForeRetirement/Huntington; p. 42 and 49 for ForeRetirement Foundation (Annual 6 Flex/Daily 6 Flex); p. 44 for

ForeRetirement II (Daily +4/Daily 6)): Neither of these riders permits investment in the Fixed Account. Therefore, please revise the second sentence in this section to omit reference to the Fixed Account.

RESPONSE:  Agreed.  Registrant has removed references to the Fixed Account in these sections.

Powers of Attorney

11.       COMMENT:  Please note that the power of attorney for this filing did not reserve the right to execute amendments. Therefore, a new power of attorney (or the signature of the principals) will be necessary for any pre-effective amendments. See rule 483(b) under the Securities Act of 1933.

RESPONSE:  Agreed.  A new power of attorney has been obtained for both pre-and post-effective amendments.

Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

RESPONSE:  Registrant hereby acknowledges that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus and related statement of additional information for the above referenced registration statements.  Registrant further acknowledges that the review of the filing by the Staff of the Commission does not relieve it of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing.  Further, registrant acknowledges that it may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter.

Thank you for your comments.  We hope the information provided above and in the attached courtesy copy of the marked registration statement are responsive.  Please let us know if you have any comments or questions.

Kind Regards,

/s/ Sarah M. Patterson

Sarah M. Patterson
Vice President and Assistant General Counsel